

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Sumit Roy
Chief Executive Officer
Orion Office REIT Inc.
7 St. Paul Street, Suite 820
Baltimore, MD 21202

Re: Orion Office REIT Inc.
Draft Registration Statement on Form 10
Submitted July 21, 2021
CIK No. 0001873923

Dear Mr. Roy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Information Statement submitted July 21, 2021

General

1. We note your disclosure on page 190 that you own 100% of the outstanding common units of Orion LP. However, you also disclose that Orion LP is authorized to issue convertible units, such as LTIP Units, Performance Units and Preferred Units. Please clarify your ownership structure and, if known, quantify the expected percentage ownership of Orion LP to be held by you, your affiliates and other entities.

2. Please clarify how you intend to contribute office properties to Orion. Disclose if any holders of units or other interests of Realty Income, L.P. will be entitled to receive any Orion LP units or any other form of compensation in connection with the spinoff.

Business and Properties
Our Company, page 104

3. We note that you intend to classify each of your properties as "core" or "non-core" and selectively dispose of non-core properties in the portfolio that do not fit your investment evaluation framework. Please disclose which properties are considered non-core, to the extent that they have been identified as such.

Index to Financial Statements, page F-1

4. Please update the financial statements and all relevant financial disclosures to comply with Rule 3-12 of Regulation S-X.

 You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William Cernius, Esq